Exhibit 2(d)

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

  Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, since July 2005. Our ordinary shares currently trade on the TASE under the symbol “XTLB”.

On June 1, 2012, the Company filed an application for relisting its ADSs on the Nasdaq Capital Market, or Nasdaq. On July 10, 2013, the Company received a notice from Nasdaq stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq under the ticker symbol “XTLB”

 Memorandum and Articles of Association

Objects and Purposes of the Company

Pursuant to Part B, Section 3 of our Articles of Association, we may undertake any lawful activity.

Powers and Obligations of the Directors

Pursuant to the Israeli Companies Law and our Articles of Association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote on compensation to themselves or any members of their body, as that term is defined under Israeli law, without the approval of our audit committee and our shareholders at a general meeting. The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

Indemnification of Directors and Officers; Limitations on Liability

Our Articles of Association allow for insurance, exculpation and indemnification of office holders to the fullest extent permitted by law. We have entered into indemnification, insurance and exculpation agreements with our directors and executive officers, following shareholder approval of these agreements. We have directors’ and officers’ liability insurance covering our officers and directors for a claim imposed upon them as a result of an action carried out while serving as an officer or director, for (a) the breach of duty of care towards us or towards another person, (b) the breach of fiduciary duty towards us, provided that the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm our interests, and (c) a monetary liability imposed upon him in favor of a third party.

Approval of Related Party Transactions under the Israeli Companies Law

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

ORDINARY SHARES

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital was NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consisted of 100,000,000 ordinary shares, par value NIS 0.10 per share. In addition, the authorized share capital of our company was increased from NIS 10,000,000 to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.10 nominal value. The share consolidation was effected in June 22, 2009. Effective August 3, 2017, the authorized share capital of the company increased from NIS 70,000,000 divided into 700,000,000 ordinary shares to NIS 145,000,000 divided into 1,450,000,000 ordinary shares.

Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument or applicable securities laws.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.

This right may be affected by the grant of preferential dividend or distribution rights, to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our Articles provide that the Board of Directors may declare and distribute dividends without the approval of the shareholders.

Annual and Extraordinary General Meetings

We must hold our annual general meeting of shareholders each year and no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders, to which we need to add an additional three days for notices sent outside of Israel. A special meeting may be convened by request of two directors, 25% of the directors then in office, one or more shareholders holding at least 5% of our issued share capital and at least 1% of our issued voting rights, or one or more shareholders holding at least 5% of our issued voting rights. Notice of a general meeting must set forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 45 days prior to the general meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the general meeting, or if we serve notice to the shareholders no less than seven days before the date fixed for the adjourned meeting. If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original meeting. All shareholders who are registered in our registrar on the record date, or who will provide us with proof of ownership on that date as applicable to the relevant registered shareholder, are entitled to participate in a general meeting and may vote as in accordance with their voting rights.

Voting Rights

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting in which a quorum is present have the power to elect all of our directors, except the external directors whose election requires a special majority.

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Under the Israeli Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority. Our Articles of Association provide that all decisions may be made by a simple majority.

Voting by Proxy and in Other Manners

Our Articles of Association enable a shareholder to appoint a proxy, who need not be a shareholder, to vote at any shareholders meeting. We require that the appointment of a proxy be in writing signed by the person making the appointment or by an attorney authorized for this purpose, and if the person making the appointment is a corporation, by a person or persons authorized to bind the corporation. In the document appointing a proxy, each shareholder may specify how the proxy should vote on any matter presented at a shareholders meeting. The document appointing the proxy shall be deposited in our offices or at such other address as shall be specified in the notice of the meeting not less than 48 hours before the time of the meeting at which the person specified in the appointment is due to vote.

The Israeli Companies Law and our Articles of Association do not permit resolutions of the shareholders to be adopted by way of written consent, for as long as our ordinary shares are publicly traded.

Limitations on the Rights to Own Securities

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Anti-Takeover Provisions under Israeli Law

The Israeli Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. In accordance with the Israeli Companies Law, a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

Under the Israeli Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 30 days have passed from the time the merger was approved in a general meeting of each of the merging companies, and at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies.

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another shareholder with 25% or greater shares in the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading external of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

●	there is a limitation on acquisition of any level of control of the company; or

●	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. If, as a result of an acquisition of shares, the purchaser will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the purchaser offered to purchase will be transferred to it. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the purchaser may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares of the company. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. These laws may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

Rights of Shareholders

Under the Israeli Companies Law, our shareholders have the right to inspect certain documents and registers including the minutes of general meetings, the register of shareholders and the register of substantial shareholders, any document held by us that relates to an act or transaction requiring the consent of the general meeting as stated in our Articles of Association and our financial statements, and any other document which we are required to file under the Israeli Companies Law or under any law with the Registrar of Companies or the Israeli Securities Authority, and is available for public inspection at the Registrar of Companies or the Securities Authority, as the case may be.

If the document required for inspection by one of our shareholders relates to an act or transaction requiring the consent of the general meeting as stated above, we may refuse the request of the shareholder if in our opinion the request was not made in good faith, the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice our good in some other way.

The Israeli Companies Law provides that with the approval of the court any of our shareholders or directors may file a derivative action on our behalf if the court finds the action is a priori, to our benefit, and the person demanding the action is acting in good faith. The demand to take action can be filed with the court only after it is serviced to us, and we decline or omit to act in accordance to this demand.

Enforceability of Civil Liabilities

We are incorporated in Israel and most of our directors and officers named in this report reside outside the U.S. Service of process upon them may be difficult to effect within the U.S. Furthermore, because substantially all of our assets, and those of our non-U.S. directors and officers and the Israeli experts named herein, are located outside the U.S., any judgment obtained in the U.S. against us or any of these persons may not be collectible within the U.S.

We have been informed by our legal counsel in Israel, Doron Tikotsky Kantor Gutman & Amit Gross, that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

●	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

●	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

●	the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

●	the judgment is no longer appealable; and

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange for the foreign currency published on the day before date of payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily may be linked to Israel’s consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

AMERICAN DEPOSITORY SHARES

We have issued and deposited ordinary shares with Bank Hapoalim B.M., The Bank of New York’s custodian in Tel Aviv, Israel. The Bank of New York in turn issued American Depositary Shares, or ADSs, representing American Depositary Shares, or ADSs. One ADS represents an ownership interest in one hundred of our ordinary shares. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286, U.S.A. Their principal executive office is located at One Wall Street, New York, NY 10286, U.S.A.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and you, as an ADS holder. The agreement and the ADSs are generally governed by New York law.

The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADS.

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any approval from any government or agency thereof is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid under U.S. law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The Bank of New York may distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to receive additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADSs to you. It will only exercise rights if y

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the U.S. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement, which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

You may turn in your ADSs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the custodian; or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Israeli law and the provisions of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct. However, if The Bank of New York does not receive your voting instructions, it will deem you to have instructed it to give a discretionary proxy to vote the shares underlying your ADSs to a person designated by us provided that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform The Bank of New York that (x) we do not wish such proxy given, (y) substantial opposition exists, (z) such matter materially affects the rights of the holders of the shares underlying the ADSs.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Rights of Non-Israeli Shareholders to Vote

The ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel is not restricted in any way by our Articles of Association or by the laws of the State of Israel.

Fees and Expenses

ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property. Each cancellation of an ADS, including if the agreement terminates.

$0.05 (or less) per ADS	Any cash payment.

Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares.

Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars. Cable, telex and facsimile transmission expenses. Servicing of shares or deposited securities.

$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	Depositary services.

Taxes and other governmental charges	As necessary The Bank of New York or the Custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares;	The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

Reclassify, split up or consolidate any of the deposited securities;

Distribute securities on the shares that are not distributed to you; or

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or takes any similar action.

Amendment and Termination

We may agree with The Bank of New York to amend the agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADS holders, it will only become effective thirty days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the agreement is amended.

The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within ninety days. In both cases, The Bank of New York must notify you at least ninety days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADSs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

●	are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

●	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

●	are not liable if either exercises discretion permitted under the agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on your behalf or on behalf of any other party; and

●	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADS, make a distribution on an ADS, or make a withdrawal of shares, The Bank of New York may require payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the:

●	transfer of any shares or other deposited securities;

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

●	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when the books of The Bank of New York or our books are closed, or at any time if The Bank of New York or we think it advisable to do so. You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (1) The Bank of New York or we have closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the agreement.

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADSs before deposit of the underlying shares. This is called a pre-release of the ADS. The Bank of New York may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of shares to close out a pre-release. The Bank of New York may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of prerelease, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection of Books of the Depositary

Under the terms of the agreement, holders of ADSs may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than either our business or a matter related to the deposit agreement or ADSs.

Book-Entry Only Issuance - The Depository Trust Company

The Depository Trust Company, or DTC, New York, New York, will act as securities depository for the ADSs. The ADSs will be represented by one global security that will be deposited with and registered in the name of Cede & Co. (DTC’s partnership nominee), or such other name as may be requested by an authorized representative of DTC. This means that we will not issue certificates to you for the ADSs. One global security will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the ADSs. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant’s accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is, in turn, owned by a number of DTC’s direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

When you purchase ADSs through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the ADSs on DTC’s records. Since you actually own the ADSs, you are the beneficial owner and your ownership interest will only be recorded on the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the ADSs. DTC’s records only show the identity of the direct participants and the amount of ADSs held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

We will wire dividend payments to DTC’s nominee, and we will treat DTC’s nominee as the owner of the global security for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the ADSs held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

ADSs represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

●	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

●	we determine not to require all of the ADSs to be represented by a global security.

If the book-entry only system is discontinued, the transfer agent will keep the registration books for the ADSs at its corporate office.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.